FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

 Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2: Date of Material Change:

June 5, 2009

Item 3: News Release:

A news release dated and issued on June 5 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Drilling Resumes at Black Lake Uranium Project

Item 5: Full Description of Material Change:

S-110809
S-110808
225
Stony Rapids
Airfield
RAPIDS
PATTERSON CREEK
NORTH MIDDLE LAKE
PLATT CREEK
UEX Zone
BLACK LAKE NE
BLACK LAKE DENESULINE FIRST NATION
224
Northern Limit of Athabasca Sandstone
Black Lake
226
ATHABASCA SANDSTONE
Black Lake Community
Road
ATHABASCA SANDSTONE
ATHABASCA BASIN
LOCATION
ATHABASCA BASIN
0
5
10
Kilometeres
CanAlaska Uranium Ltd.
Black Lake Project
Location
Figure 1

Vancouver, Canada, June 5th 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”)  has re-commenced drilling on the Black Lake project, located within the Black Lake First Nation Reserve, on the northern rim of the Athabasca basin, Saskatchewan.  The current program is a continuation of the March winter program,  following a shut down for spring thaw.  The drilling will continue on the Platt Creek zone, 4 kilometres south of the basin rim.  In this area the sandstone unconformity targets are interpreted at 200 metres depth.

The drill program at Black Lake is following-up on geological and geophysical targets identified from airborne and ground surveys carried out by the Company in 2008.  The current drill targets are along the Platt Creek fault/conductor, which starts in the north, at the limit of the Black Lake First Nation Reserve, and extends south into claims held by UEX/AREVA.  CanAlaska has been successful with surface prospecting for uranium mineralization in this area, and there are reported significant uranium intercepts from drill testing on the adjacent property.  (See also News Release of March 23 2009).  The location of the Black Lake project is shown in Figure 1, and the regional geology and structures are shown in Figure 2, along with the regional magnetic image.

LOCATION
NWT
NU
ATHABASCA BASIN
SK
MB
Snowbird Tectonic Zone
Grease River Shear Zone
Platt Creek Fault
Black Lake Fault
0
10
20
Kilometres
CanAlaska Uranium Ltd.
Black Lake Project
Regional Structure & Magnetics
Date:
Figure 2

March 2009 Drill Results

Drilling commenced on the northern portion of the Platt Creek fault in March 2009. This was in the Patterson Creek area, on a lake covered portion of the main conductive trend.   Drilling was curtailed early because of ice break-up on the lake.

The first drill hole for the winter program, BLK001, went directly into basement and intersected intensely mylonitic graphitic pelites.  The second drill hole, BLK002, was lost near surface.  Drill hole BLK 003 is of interest because it had a significant hematized zone of mafic tuff near surface, from 53-60 metres depth, with elevated boron (428ppm) and uranium values (11ppm).  These holes and later drill hole BLK006, see below, confirm the potential for uranium mineralization within the zone.

Additional March drill holes BLK004, and BLK005, located to the west of the first holes, penetrated the very thin (< 5 metre) sequence of overlying sandstone units.  In these sandstones there was boron enrichment to 143 ppm and, significantly, more boron enrichment and hematized tuff units in the underlying basement rocks (with up to 733 ppm boron).  These two holes were targeting splay structures off the main conductor drilled in holes BLK001.   The structures are defined as weak VTEM conductors from the airborne survey, and are located within a major north-south trending magnetic lineament.  Drill hole BLK005 intersected an 8 metre section of 12 ppm U3O8 in the upper basement rocks.  All of the sandstone intercepts were characterized by intense hematite alteration, which then extended up to 60 metres into the basement rocks.

Drill hole BLK006, drilled back on the main Platt Creek fault zone, south of BLK001, had multiple zones of intense fracturing as well as strong hematization in an amphibolitic gneiss unit.

Drill holes BLK001 to BLK006 are all located up ice of the “Rapids” boulder train, which has uranium-arsenic mineralized boulders with assays of up to 1.9% U3O8.  The Company is very pleased with these first exploration holes in this area of the northern portion of the conductor, and anticipates a series of new holes across this concentrated target area, when conditions permit. The strong boron alteration and trace uranium mineralization, along with the intense hematization indicate hydrothermal mineralizing events associated with the geophysical targets.

 June 2009 Drill Program

The second half of the program, targeting the land based conductive anomalies on the Platt Creek fault zone has now commenced.  This main target is approximately 4 km south of the Patterson Creek drill holes.

In this area, mineralized sandstone boulders were found during prospecting at Platt Creek, down-ice of the major geophysical target.  The Platt Creek fault is a major regional fault system, which has previously shown high-grade uranium mineralization in drill holes on the adjacent mineral exploration property (Black Lake Property owned by UEX/AREVA).  The mineralized boulder samples from summer 2008 work were collected from low swampy ground and are detailed below in Table 1.

Table 1.  Platt Creek Samples: June 2009 Drill area

Sample	Location	Type	Rock Unit	Alteration	% U3O8
SB044	Platt Creek	Boulder	Amphibolite	Hematite	1.8
TP161	Platt Creek	Outcrop	Norite	Hematite	0.11
RWM593	Platt Creek	Boulder	Sandstone		0.51

The Company expects the current drill program to extend until the end of June.  The Company is fully-funded for current operations, but is budgeting for further extensive summer-fall 2009 exploration programs, through its joint venture partnerships, and from current treasury.  Drill and assay results from the Black Lake and other active projects will be provided as they become available to the Company.

All of the prospecting and drill samples from the Black Lake project were submitted to Acme Laboratories Vancouver, an ISO 9001:2000 accredited and qualified Canadian Laboratory, for their Group 4B analysis.  These samples were analysed for uranium and multi-element geochemistry by tri-acid digestion and ICP-MS.  The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, and were shipped in secure containment to the laboratories noted above.  Peter Dasler, M.Sc., P Geo. is the qualified technical person responsible for this news release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 5th day of June 2009.